United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 2, 2025		Director of Investor Relations

Vale day LONDON 2025



Vale day 2025 LONDON

This presentation may include statements expressing Vale's expectations regarding future events or results, including, without limitation: (i) on slide 5, iron ore, copper, and nickel production guidance in 2025; (ii) on slide 6, completion of dam decharacterization projects and emergency level reductions; (iii) on slides 11 and 19, leading positions in value creation in the mining industry and iron ore production, in addition to accelerating growth to double copper production capacity, (iv) on slide 11, iron ore production guidance for 2030 and copper production capacity for 2035, compound annual growth rate for sales in 2025 and 2030 and the perspective of low-capital intensive growth, based on current project portfolio, (v) on slide 15, all-in cost reduction based on iron ore, copper and nickel all-in cost guidance in 2025, (vi) on slide 16, delivering cash breakeven in the Nickel business by the end of 2027, (vii) on slide 27, strip ratio in 2026 and onwards in Serra Norte, Carajás, (viii) on slide 29, ramp-up completion, C1 cost and production volumes in 2025 and 2026 for the Capanema project; (ix) on slide 29 and 32 the ramp-up completion and production volumes in 2026 for the Vargem Grande project, (x) on slide 30, start-up completion and C1 cash cost for the Serra Sul +20 project, (xi) on slide 32, start-up completion for the compact crusher project, (xii) on slide 32, start-up for several iron ore projects, including Serra Leste expansion, N3 etc., (xiii) on slide 33, iron ore production guidance for 2025, 2026 and 2030, (xiv) on slide 42, BRBF capacity sales and Mid-grade Carajás production guidance in 2026; (xv) on slide 44, PFC product sales guidance in 2025 and 2026, (xvi) on slide 45, concentration and blending capacity in 2025 and 2030, (xvii) on slide 46, production guidance for agglomerates in 2026; (xviii) on slide 47, lock-in demand of DR feed, (xix) on slide 53, copper and nickel production and all-in guidance for 2025 and 2026, (xx) on slide 55, copper compound growth rate for 2030 and 2035, and copper production guidance, (xxi) on slide 56, capex for certain copper projects, (xxii) on slide 57, internal return rate, start-up and capacity for certain copper projects, (xxiii) on slide 58, start-up, production volume, capex and internal rate return for the Bacaba Project, (xxiv) on slide 59, start-up, production volume, capex and internal rate return for the CPF project, (xxv) on slide 60, start-up, capex, life of mine, unit cost and internal rate return for the Alemão project, (xxvi) on slide 61, start-up, capex, life of mine, FID, unit cost and internal rate return for the NRSE project, (xxvii) on slide 62 and 64, copper production in 2025, 2026, 2030 and 2035+ based on certain existing projects, brownfield drilling, exploration and further concessions, (xxviii) on slide 62, production upside potential and km per year of drilling in Carajás, (xxix) on slide 66, nickel all-in sustaining cost in 2025 and 2027, (xxx) on slide 67, nickel production guidance in 2025, 2026 and 2030, (xxxi) on slide 74, scope 1 & 2 emission target by 2030, scope 3 net emission reduction by 2035, and target of protect/restore forests by 2030, (xxxii) on slide 75, target to lift people of out of extreme poverty, (xxxiii) on slide 80, iron ore fixed spending guidance for 2026, (xxxiv) on slide 81, iron ore C1 cash cost guidance for 2025 and 2026, (xxxv) on slide 82, C1 and all-in cost guidance for iron ore solutions, all-in cost guidance for nickel and copper, for 2025 and 2026, (xxxvi) on slide 83, capex guidance for 2025, 2026 and 2027+ per business segment and capex type, (xxxvii) on slide 84, cash disbursement schedule for the reparations of Mariana and Brumadinho, dam decharacterization and incurred expenses, (xxxviii) on slide 85, expanded net debt range and free cash flow yield above peers, (xxxix) on slide 86, free cash flow yield and 2030 based on ranges of prices of iron ore, copper and nickel. in 2026

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil, Canada and Indonesia; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

Disclaimer


MSA
HPE

VALE

VALE

Vale day LONDON 2025

Opening remarks

Gustavo Pimenta



Safety is our core value

TRIFR performance compared to major peers[1]

Total recordable injury frequency rate[2]



2020
2024
2.0
1.1
VALE
2.1
1.6
Peer 1
1.8
1.9
Peer 2
2.7
1.9
Peer 3
3.2
4.8
Peer 4

N2 events[3]

High-potential recordable injuries

-23%

Advancing toward an accident-free work environment

10M25 vs. 10M24

P events[4]

Process safety events

-35%

Ensuring the effectiveness of preventive actions and critical controls

10M25 vs. 10M24

[1] Members of the International Council on Mining and Metals – ICMM. [2] Total injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours. [3] Absences, restrictions, and medical treatments resulting from events with a high potential for harm. [4] Process safety events are incidents that generate an unplanned or uncontrolled release of hazardous material or energy involving equipment or material involving operating assets (P1 and P2), with some degree of severity.

Strong delivery in 2025...

At the top of our production guidance

~335Mt
Iron Ore

~370kt
Copper

~175kt
Nickel

4 key projects ramping up
Vargem Grande, Capanema, VBME and Onça Puma

+US$ 1 billion
Strategic partnership in Aliança Energia[1]

+US$ 1 billion
in CAPEX efficiency over the year[2]

US$ 3.4 billion
in dividends paid in 2025[3]

No dams at emergency level 3

Advancing with reparation

~80% complete in Brumadinho

610,000 people indemnified in Mariana[4]

...and on track to fully meet our commitments

[1]As disclosed to the Market on September 18, 2025. [2]2025 revised CAPEX guidance vs. December 2024 CAPEX guidance. [3]Comprises payments of both dividends and interest on capital. [4]Based on records dated October 2025.

No dam at emergency level 3 in our portfolio



GISTM:
full conformance achieved in 2025

B3/B4 dam, Nova Lima, MG, Brazil:
Once at emergency level 3, now eliminated



Upstream dam decharacterization program
-63%
30
Total Program
19
2019–2025²
11
Remaining structures to eliminate
3
2026–2027
8
2028+
~US$ 4.9 billion
(~$2.4 billion disbursed¹)



Dams at emergency level³
Level 3
Level 2
Level 1
35
4
7
24
2020⁴
-71%
10
4
6
Nov/2025
6
4
2
2026

[1] As of September 30, 2025, including foreign exchange effects, present value and other adjustments. [2] Considering that one dam, Campo Grande, has its Decharacterization completion expected until the end of 2025. [3] Dams include geotechnical facilities dedicated to mining processes. [4] Considering the highest number of structures at emergency level, in 2020.

Consistently improving ESG risk perception

MSCI



Laggard
B
Laggard
CCC
Laggard
B
Average
BB
2018
2019
2023
Today

Scale: CCC to AAA
the higher, the better

Sustainalytics



High risk
36.5
High risk
54.5
High risk
34
Medium risk
27
2018
2019
2023
Today

Scale: 0 – 100
the lower, the better

ISS (Governance)



8
10
1
1
2018
2019
2023
Today

Scale: 1 – 10
the lower, the better

Vale's strategy
Connecting today to tomorrow

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore
Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper
Accelerating growth to double production

Nickel
Focus on operational efficiency



Cultural Evolution
Safety
Innovation
People
Our levers
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portofolio
Operational Excellence
Capital allocation
Licensing
Projects



Building on our strengths

Vale day 2025 LONDON

Unique mineral endowment driving high-return growth

Flexible portfolio and fully integrated value chain for customer-oriented solutions

Efficiency enabling competitiveness through the cycle

Innovation supporting a safety culture and operational excellence



Building on our strengths

- **Unique mineral endowment driving high-return growth**
- Flexible portfolio and fully integrated value chain for customer-oriented solutions
- Efficiency enabling competitiveness through the cycle
- Innovation supporting a safety culture and operational excellence

Unique mineral endowment driving high-return growth

New Carajás Program

Supporting leadership in iron ore production

~360Mt by 2030

Doubling copper production

~700kt by 2035

with further upside from drilling

Sales volumes (Mt, Cu eq.)[1]



+3%
+3%
3.7
3.8
4.3
Others[2]
Nickel
Copper
Agglomerates
Iron ore
2024
2025
2030

Low *capital-intensive growth*

[1]Based on Vale's guidance and the long-term price consensus from market analysts. Considering $85/t for iron ore (62% Fe), $140/t for pellets, $10,200/t for copper, and $17,400/t for nickel. [2] Mainly by-products from VBM.



Building on *our strengths*

Unique mineral endowment driving high-return growth

Flexible portfolio and fully integrated value chain for customer-oriented solutions

Efficiency enabling competitiveness through the cycle

Innovation supporting a safety culture and operational excellence

Flexible portfolio and fully integrated value chain for customer-oriented solutions

Strong iron ore marketing and distribution capacity worldwide


Europe
Oman
China
Brazil
Malaysia

Product offering according to market conditions

Optimize product allocation for the market

Deliver with competitive costs and margins

Provide a decarbonization-ready portfolio

Building on *our strengths*



Unique mineral endowment driving high-return growth

Flexible portfolio and fully integrated value chain for customer-oriented solutions

Efficiency enabling competitiveness through the cycle

Innovation supporting a safety culture and operational excellence

Efficiency enabling competitiveness through the cycle

All-in cost reductions across businesses[1]
(2023 vs. 2025)

Fe (26)	-6%
Cu (29)	-6%
Ni (28)	-16%

Key levers

- Adherence to mining plan
- Streamlined organization
- Higher volumes diluting fixed costs
- Technology and innovation
- De-specification program

[1] All-in costs for Nickel and Copper exclude (i) unit by-product revenues, (ii) the impact of the state tax (the Mineral Resources Inspection Fee, TRFM) increase in 2025 (US$ 150/t on copper) and (iii) Nickel figures PTVI-adjusted.

In Nickel, driving efficiency to support a world in transition

Targeting cash breakeven by early 2027

Lowering the All-in cost

Optimizing CAPEX

Ramping up production

Leveraging on polymetallic potential



Building on *our strengths*

Unique mineral endowment driving high-return growth

Flexible portfolio and fully integrated value chain for customer-oriented solutions

Efficiency enabling competitiveness through the cycle

Innovation supporting a safety culture and operational excellence

Innovation supporting a safety culture and operational excellence

Accelerating toward the *future of mining*

- *Leveraging digital transformation to optimize processes and enhance efficiency*
- *Accelerating AI-based predictive maintenance and real-time ore quality optimization*
- *Increasing autonomous fleets and remote-controlled machinery*
- *Driving the largest circular mining program in the world*

Leading global iron ore production
and driving steel decarbonization

Accelerating copper growth
to double production

Enhancing operational
efficiency in nickel

Innovating for safety, operational
excellence and competitiveness

Building the **future of mining**



Leading value creation
in the mining industry
through ethical and
sustainable practices

VALE

Vale day 2025 LONDON


VALE
Vale day
LONDON
2025

Iron ore Operations

Carlos Medeiros

Safety is the base that sustains operational excellence

N2 events[1]

(The lowest, the better)

High-potential recordable injuries

Advancing towards an accident-free work environment



-30%
10M24
10M25

N3[2] record

(The higher, the better)

Reporting of high potential events

Reinforcing the preventive mindset before accidents materialize



+8x
10M23
10M25

P events[3]

(The lowest, the better)

Process safety events of greater severity

Focus on fatality prevention through inspections and dialogue



-25%
10M24
10M25



Note: All the numbers do not include Vale Base Metals. [1] N2 is an event with high potential that causes lost time injuries and medical restrictions injuries. [2] N3 is an event with high potential that causes First aid, medical treatment and other high potential events. By registering them, Vale learns and carries out preventive actions to avoid N1 and N2 events. [3] Process safety events are incidents that generate an unplanned or uncontrolled release of hazardous material or energy involving equipment or material involving operating assets (P1 and P2).

Operational stability and technology as the foundation for reliable growth

Asset reliability strategy

- Optimized scope for preventive maintenance
- Engineering solutions to mitigate critical and recurring failures
- Smart monitoring

Strategy results:
+14Mt in 10M25 vs. 10M22
Equivalent to +18 production days[2]

Corrective maintenance ratio

Vale operations, 2022 = 100 (the lower, the better)


-50%
100
71
50
2022
2023
2025¹

[1] 10M25 figures. [2] Comparison with production in the same period of 2022.


Efficiency and innovation

Model Plant: improving our results with innovation

Vale day 2025 LONDON

Conceição II Model Plant: Technological evolution

Industrial Analytics & AI
Digital twin, gen AI, operation through an automated cockpit

Supervision, xR
New supervisory and online mass balance

Asset Reliability
Autonomous diagnostics



Expert Systems and AI
Advanced process control systems

Computer Vision
Process integrated cameras

Technology results in operations

- Removing people from risk
- Maximize human potential

- Predictability and stability
- Quality and lifespan

- Fully automated operations and integrated data

AI in use: enhancing efficiency in port activities

Efficiency gain: 1Q25 vs. 1Q23
+8% in PDM[1] shipments


BERGE NEBLINA

Intelligent indicator prediction

- AI-driven forecasting of ore moisture and TML[2] during vessel loading
- Greater accuracy, less operational uncertainty

Enhanced predictability

- Prevents production losses related to moisture control in rainy season
- Better adherence to plans and lower demurrage costs

Safer loading operations

- Reduces risks of cargo instability (e.g., stockyards, cargo hold distribution)
- Provides higher reliability and safety in port operations

[1] Ponta da Madeira Port. [2] Transportable Moisture Limit is the maximum moisture content of a bulk cargo that is considered safe for transport by sea. Surpassing the allowed TML level halts cargo dispatch until moisture levels are within acceptable limits.

Improving Carajás mine plan flexibility with the new product portfolio

Production optimization
- No blending required
- Competitive C1 cash cost

Strip ratio improvement
- Maximizing ore recovery
- Reduction of 4% vs. the prior portfolio review

Flexibility to mining plan
- Alternative ore sources for licensing delays

Strip ratio – Serra Norte

Basis 100%



-3%
-4%
Improvement vs. prior portfolio review
2025
2026
Future

Leveraging on synergies between project and operations teams


CA5588
CAT

- Project design optimization
- Improved project execution
- Enhanced planned tie-ins
- Accelerated ramp-up phase



Capanema and VGR1: ramp-up supporting 2026 growth

Capanema

15 Mtpy

Adding low-cost volumes

- C1 (<$20/t) and very-low strip ratio (0.1x)
- ~8 Mt production in 2025; ~13 Mt in 2026

Ramp-up to be concluded in 2Q26

VGR1

15 Mtpy

Upgrading plant performance

- Shifting from natural moisture to wet processing, improving average quality
- ~11 Mt production in 2026

Ramp-up to be concluded in 2H26

Capanema stockyard

Serra Sul +20 project: expanding one of the world's best iron ore assets

20 Mtpy capacity addition

Large reserves; great quality; very low costs

- 3.4 Bn tons @ 65.4% Fe reserves at Serra Sul
- C1 cash cost of US$ 14/t

Expansion works and licensing on track

- Mine scope finalized: increasing flexibility
- Mine operational license obtained in Sep/25

Start-up:
2H26

Physical progress[1]
81%

S11D Conveyor belt duplication works

[1] As of end of October 2025.

Compact crusher project: debottlenecking Serra Sul orebody

Removing jaspilite waste constraints

- Capacity to process 50 Mtpy of ore (ROM and waste)

Potential use of "contact material", providing mine plan flexibility

Start-up:
2H26

Physical progress[1]
85%



Compact crusher project works

[1] As of end of October 2025.

Building flexibility *for the future*

Delivery underway

- **Vargem Grande 1** – 15 Mtpy – Sep24 (completed)
- **Serra Sul +20** – 20 Mtpy – 2H26 (in progress)
- **Capanema** – 15 Mtpy – Nov24 (completed)
- **Compact Crusher** – 50 Mtpy[3] – 2H26 (in progress)

2026-2030

Ongoing projects

- **Serra Leste expansion** – 4 Mtpy
- **Sohar Plant** (mix improvement)
- **Tailings/waste disposal areas[2]** (replacement/ mix improvement)

- **N3[1]** – 6 Mtpy
- **VGR upgrade** (mix improvement)
- **Itabira mines** (replacement)

2030+

Long-term optionalities

- S16
- Morro 2
- Apolo
- N1/N2
- Serra do Rabo
- S11C
- Itabiritos
- Serra Leste
- S11A
- S11B
- S17
- Jaspilite ore concentration

[1] Project approved. Installation license pending for construction advancement at Serra Norte. [2] Includes works for waste and filtered/dry stacked tailings disposal in the Southeastern and Southern Systems.
[3] Capacity to process run-of-mine and waste, including jaspilite.

Scaling operational excellence for continued growth

Ensuring safety and consistency through technology-driven solutions

Increasing flexibility to deliver guidance with reliability

Executing strategic projects to elevate performance to the next level

Iron ore production (Mt)


328
~335
335-345
~360
2024
2025
2026
2030

VALE

Vale day LONDON 2025


Vale
day
2025
LONDON
VALE

Iron Ore Solutions

Rogério Nogueira

Steel fundamentals are supported by long-term structural drivers

Steel production (Mt)



China
India, SEA, MENA[1]
Others
CAGR
1.2%
~1,905
~1,940
~2,020
~2,270
~300
~320
~410
~620
~1,000
~1,000
~950
~915
2025
2026
2030
2040

[1] India, Southeast Asia and Middle East/North Africa.

Steel regional trends

China

Flat steel production growth, driven by manufacturing and export demand

India, SEA, MENA[1]

Rising steel output fueled by strong **economic development and urbanization**

Developed markets

Reindustrialization and renewable energy infrastructure

Iron ore demand to remain stable while gradually shifting to low-carbon needs

Vale day 2025 LONDON

China

Seaborne demand moderating, yet **at robust levels**

India, SEA, MENA[1]

Growing demand for **iron ore that is complementary** to domestic supply

Consumption profile

Need for **supply security** to new steelmaking processes

Iron ore seaborne demand (Mt)



~1,580
~100
~1,480
2025
-160
China
80
India, SEA, MENA¹
20
Others
~1,520
~175
~1,345
2030
Iron ore agglomerates
Iron ore fines, lump and others

[1] India, Southeast Asia and Middle East/North Africa.

Steelmakers remain committed to decarbonization

EAF projects – new production capacity (Mt)[1]


Planned
Under construction as of 2025
10
10
2025
21
21
2026
29
27
2027
40
35
2028
49
40
2029
62
42
2030
93
42
2035

[1] Including projects in Europe, North America, Japan and South Korea.

Electric furnaces are steelmakers' main **decarbonization strategy**

This shift will drive **higher demand for metallics** (prime scrap, pig iron, DRI/HBI)

Prime **scrap supply is limited** in certain regions

Demand for **DR agglomerates is set to double by 2030** (from ~45 Mt in 2025 to ~100 Mt in 2030)

Iron ore price to stabilize near US$ 100/t in the LT while degrading reshapes portfolios

Iron ore seaborne supply (Mt)


~1,630
-230
-85
225
~1,540
~1,520
2025
Depletion[1]
Operations w/ cost >US$ 100/t[2]
Projects w/ incentive price <$100/t[3,4]
2030 (supply at $100/t)
2030 (demand)

Projects' approval and execution risk

Exposure to higher risk jurisdictions

Higher incentive prices needed

Avg. iron ore quality – Australian majors


Fe (%)
60.08
59.89
60.14
2020
2024
2030
Silica (%)
4.67
4.94
4.95
2020
2024
2030
Alumina (%)
2.15
2.40
2.43
2020
2024
2030
Phosphorus (%)
0.070
0.085
0.088
2020
2024
2030

Source: Vale's intelligence estimates and market sources (MineSpans, Woodmac). [1] Assuming an average annual depletion rate of ~3%, meaning an average Life of Mine (LOM) of 30 years based on the current supply. [2] Including Chinese ores. [3] Including greenfield projects and replacement projects. [4] Including Simandou project.

Maximizing product portfolio value in any scenario

Short-term
Coal-based steelmaking routes[1]

Adjusting portfolio for value optimization

Portfolio optimization

Long-term
Low-carbon steelmaking routes

Developing solutions for greener steelmaking processes

Portfolio re-design

Decarbonization journey

[1] Coal-based routes currently account for around 70% of global steel production.

Vale's portfolio flexibility secures unique competitive advantage

Vale day 2025 LONDON

Vale's product portfolio evolution (%)


13%
8%
49%
29%
2023
16%
5%
61%
18%
2025
Others
High-silica
Premium mid-grade[1]
High-grade[2]

[1] Including BRBF, Mid-grade Carajás and PFC.
[2] Including IOCJ and agglomerates.

Proactive strategy to maximize value

- Repositioning portfolio towards premium mid-grade ores
- Strategically allocating high-grade products
- Enhancing flexibility through our supply chain

Expanding our premium mid-grade offering with a strong focus on customer needs

Al_2O_3/SiO_2 relation[1]



% Al_2O_3
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
High alumina & Low silica
High alumina
High silica & alumina
IOCJ
BRBF
PFC
Mid-grade Carajás
High silica
1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0
% SiO_2
Vale's iron ore fines
Australian iron ore fines
Ideal blast furnace zone

BRBF: 100+ Mtpy sales[2]

- Launched in 2015
- Low-alumina product reference
- Premium over 62%Fe index
- Produced from blending Carajás ore and high-silica products

Mid-grade Carajás: ~50 Mt sales in 2026

- Introduced in 2025
- Similar to BRBF
- No blending required
- Simplified logistics process to serve different markets

[1] Limit proportion between Al2O3 and SiO2 percentages for an efficient sintering and blast furnace operation. [2] Vale's current blending capacity totals ~160 Mtpy.

Premium improvements driving an annualized EBITDA uplift of US$ 500+ million

62% Fe low alumina premium[1]
(US$/t)


4
3
2
1
0
-1
01/25
03/25
05/25
07/25
09/25
11/25
US$ ~3/t
premium improvement

Better pricing for Vale's ores

Portfolio review has led to a repricing of silica discounts

Higher demand for low-alumina products

Improved demand for products like BRBF and Mid-grade Carajás

[1] Metal Bulletin 62%Fe low alumina index vs. 62%Fe index.

Concentration as an enabler for portfolio repositioning

- Unlocking concentration **capacity through partnerships**
- Pellet Feed China (PFC): **63% Fe, low Al/Si (<0.2 ratio)**
- Mass recovery **improving processes** to reduce mass loss

PFC product sales (Mt)



~40
~3x
~26
13
9
2022
2024
2025
2026

Strengthening supply chain flexibility to better serve growing markets

Concentration and blending capacity

(ex-Brazil, Mt)


2025
2030 (potential)
~45
80+
~160
~200
Concentration
Blending

Expanding capacity close to growing regions (e.g. India, SEA, MENA)

Preserving market share in key regions with tailored products

Vale's supply chain capillarity



Optimizing high-quality product allocation

Tailoring portfolio to meet clients' needs

IOCJ: high-grade sinter feed reference

- Global distribution focused on specific customers as a high-quality corrective material
- New specification well received by clients

Leader in agglomerates

- Production of 30–34 Mt in 2026, aligned with market demand
- Long-term demand growth driven by decarbonization and new technologies

Developing competitive solutions for greener steelmaking

Mega Hubs

Discussions with over 10 clients, with potential to lock-in 30+ Mt of DR feed in the next decade

Partnerships

Building asset-light solutions with clients and investors in multiple technologies

Agglomerates

BF and DR briquette testing progressing as the Tubarão plant ramps up



Iron ore concentration plant under construction in Oman with Jinnan Steel

Generating value through the cycle

Value maximization through our flexible portfolio and extended supply chain

Solutions provider for different decarbonization pathways


KOMATSU
830E
826
KOMATSU

VALE

Vale day LONDON 2025

Vale Base Metals

Shaun Usmar


Vale
day
LONDON
2025
VALE

The new Vale Base Metals

Creating a leading critical minerals company

A people-driven business with a high-performance culture

Cu 29

High-Growth Copper

- *1st Quartile Producer*
- *Long life assets*
- *District level growth*
- *Low capex intensity*

Ni 28

Leading Western Nickel Producer

- *Polymetallic Business*
- *Long life assets*
- *Vertically integrated*
- *Western supplier of high purity Ni*



Thompson
Voisey's Bay
Clydach
Long Harbour
London
Sudbury
Toronto
Port Colborne
Salobo
Sossego
Onça Puma
Matsusaka
PTVI
Hu'u

Building a foundation for value

Vale day 2025 LONDON

2025: a year of transformation & delivery

Simplify

Strong team in place
winner of multiple awards in 2025

Lower overhead
~30% reduction of overhead in 2025

Portfolio optimization
under execution

Drive excellence

All-in costs down
lower-end of guidance range for Cu & Ni

Ramp-up ahead of schedule
at VBME, record output at Long Harbour

Higher productivity
higher throughput at Salobo and Sudbury

Deliver growth

Advancing Licensing
for Bacaba and Alemão

Self funded-growth
supported by a Net Debt/EBITDA <1x

Do it safely, life matters most

Delivering on our commitments

Copper

Production – kt



327
348
~370
350–
380
2023
2024
2025
2026

All-in costs[1] – '000 US$/t



3.4
2.6
~1.0
1.0–
1.5
2023
2024
2025
2026

- Higher throughput and grades in Sossego and Salobo
- Sossego 16-week planned maintenance in 2H26
- Higher by-product volumes

Nickel

Production – kt



151
153
~175
175–
200
2023[2]
2024[2]
2025
2026

All-in costs[1] – '000 US$/t



16.9
15.4
~13.0
12.0–
13.5
2023
2024
2025
2026

- Planned maintenance at Sudbury in 2026
- Ramp-up of Voisey's Bay and Onça Puma 2nd furnace
- Continued efficiency program at all operations

[1] All-in costs projection based on gold prices of $3,500/oz. [2] Adjusted to reflect PTVI deconsolidation.

High-Growth Copper

One of the strongest copper growth stories... largely overlooked

Growth profile

+5% CAGR to 2030

vs. 2% average peers[1]

+7% CAGR to 2035

vs. 4% average peers[2]

VBM's copper production consensus vs. guidance


kt
Exploration & Hu'u
Brownfield drilling upside
~700
420–500
~370
350–380
2025
26
27
28
29
30
31
32
33
34
35
Guidance
Avg. analysts' est.
Analysts' range

[1] Based on guidance vs. 2024 production reported by 7 out of 9 Base Metals peers analyzed. [2] Based on LT guidance vs. 2024 production reported by 2 out of 9 Base Metals peers analyzed.

Growth at low capex intensity

Close to existing operations

Available regional infrastructure

Competitive capital intensity

US$ '000 /t CuEq[1], projects under feasibility studies and execution



Previous Plan
Current Plan
Industry avg: 19.9[2]
5
8.5–11
13–15
18–22
11–14
12–15
Bacaba
Salobo CPF
Alemão
JV with Glencore[3]
118
Cristalino
Est. CAPEX US$ bn
~0.3
0.2 – 0.3
1.6 – 1.8
0.8 – 1.0
0.7 – 0.9
0.9 – 1.1

[1] Copper equivalent (CuEq). [2] Based on CRU's "Copper Long Term Market Outlook" report (April 2025). Projects classified as either probable or possible and with copper production capacity of >=20,000 t.
[2] Formerly Victor project.

Materially improving projects' returns

Execution

Bacaba ---------- 50 ktpy

Feasibility

Salobo CPF ---------- 30 ktpy

JV with Glencore[1] ---------- 25 ktpy[2]

Alemão ---------- 80 ktpy

118 ---------- 60 ktpy

Cristalino ---------- 80 ktpy

Pre-feasibility

Paulo Afonso ---------- 70-100ktpy

VBM's Copper projects IRR

%, projects under feasibility studies and execution



Previous plan
Current Plan
>50%
>50%
>25%
>15%
>25%
>25%
Bacaba
Salobo CPF
Alemão
JV with Glencore¹
118
Cristalino
Exp. Start-up
2028
2029
2030
2030+
2032+
Time to start-up

[1] Formerly Victor project. [2] Figure reflects 50% ownership

A new approach for growth

Revamped Bacaba development approach

>40% decrease in project CAPEX

- Revisited construction model
- Revised CAPEX from US$ 500 M to US$ 290 M
- Early works started in 2025

Bacaba project (in execution)

- Cu production: ~50 ktpy (LOM average)
- LOM: 8 years
- CAPEX: ~US$ 290 M (US$ 5.0k/t CuEq)
- Unit costs, net of by-product: US$ ~4,600/t
- IRR: >50%

Start-up
1H28


Bacaba site early works

Unlocking additional value at Salobo

Coarse Particle Flotation

- ~6 Mtpy processing capacity addition
- ~10% reduction in energy consumption

Revised mining strategy

- Increase in total mine movement by 15 Mtpy to 145 Mtpy, supporting mine plan optimization
- Maintain Salobo's production at 230–250 kt

CPF (Feasibility study)

Start-up ***2029***

- Cu production: +30 ktpy
- CAPEX: US$ 225–275 M (US$ 8.5–11k/t CuEq)
- No impact on Salobo's unit costs
- IRR: >50%

Re-design of Alemão for value and risk

Revised mining method

- From sublevel caving to sublevel stoping
- Lower environmental impact, supporting licensing
- Around US$ 500 M in CAPEX savings

1st quartile asset

- Significant gold production (140 kozpy Au)
- 1.7:1 Au to Cu production ratio[1]

Alemão (Feasibility Study)

Start-up ***2030***

- ~5.45 Mtpy plant throughput capacity
- Production: ~80 ktpy Cu; ~140 kozpy Au
- LOM: 20 years
- CAPEX: ~US$ 1.6 – 1.8 B (US$ 13-15k/t CuEq)
- Unit costs, net of by-product: US$ ~ -1,450/t
- IRR: >25%

[1] 1.7 troy ounce of gold to 1 metric ton of copper ratio, based on average production.

A new approach for growth

A synergistic partnership with Glencore

Framework agreement with Glencore

- Exploring significant synergies of mining Victor (VBM) and Nickel Rim South (Glencore) properties
- Expected FID by mid-2027
- Transition to a Joint Venture as equal partners

Significant synergies

- Deepening of existing shaft
- Ties to current ventilation system



VICTOR
NRS
U/G COOLING PLANT
1660L
24N ORE HAULAGE ROUTE
DEDICATED HIGH VELOCITY RETURN AIR RAMP
24N
2320L
NEW ORE AND WASTE HANDLING INFRASTRUCTURE
DEEP COPPER ORE HAULAGE ROUTE
BL26
NR14
Accessing VBM ore bodies through new access drifts from NRS

JV Project[1] (Feasibility Study, 50% Equity)

- Production: ~21 ktpy Cu; ~42 ktpy CuEq
- LOM: 20+ years
- CAPEX[2]: ~US$ 0.8 –1.0 billion
- Unit costs, net of by-product: ~US$ -1,000/t
- IRR: >15%

Start-up
2030+

[1]Figures reflect Vale Base Metals equity in the project, as per framework agreement with LT prices of Ni: 18,000/t, Cu: 9,500/t Au: 2,400/oz
[2]CAPEX of ~CAD$ 1.0 – 1.25 B converted at a CAD:USD FX of 0.75, only reflective of VBM's 50% equity in the project

Efficiently expanding exploration

Improving endowment knowledge
through MIRA[1], drilling, a new core shed and data recovery program

~20% production upside potential
post-2035 through brownfield drilling

~30% drilling unit cost reduction

Drilling Program in Carajás
Km per year



100–110
60–70
29
31
2023
2024
2025
2026

[1]Mineral Inventory Range Analysis.

Brownfield upside as we advance drilling

Sossego case study

Mineralization at Sossego



W
Surface
Sequeirinho Pit
Sossego Pit
Mata 2 Pit
E
1
2
3
OPEN
OPEN
OPEN
OPEN
Looking North
0
250
500
750
1000

- Mined Out Pit
- 2024 OP Mineral Reserve
- 2024 OP Mineral Resource
- Mineralized Trend
- 2024 Indicated Resource
- 2024 Inferred Resource
- 2024 Mineral model (>1% Cu)
- 2025 Significant Drill Hole Results

Selected 2025 intercepts[1]:

1. ~141.0m @~1.8%Cu, inc. 63.8m @ 3.1% Cu
2. ~85.3m @~2.2%Cu, inc. 11.0m @ 5.0% Cu
3. ~29.7m @~5.0%Cu, inc. 10.6m @ 11.1%Cu

2025 Results

~20km of drilling – improved geological understanding

2026 Plans

>60km drilling for further UG exploration of South Hub deposits

Our vision

Potential to double mill capacity with a multi-mine approach

[1] The disclosure of exploration results contained herein has been prepared in compliance with the Securities and Exchange Commission ("SEC") rules set forth in Subpart 1300 of Regulation S-K. Such disclosure is based upon information and supporting documentation prepared by a Qualified Person who has reviewed and approved the technical information contained in this report. Exploration results (drill hole intercepts) are preliminary in nature, are not indicative of Mineral Resources or Mineral Reserve, and do not demonstrate economic viability. Investors are cautioned not to assume that any part or all of the mineralization described will result in an economically mineable deposit. The geological, lithological and structural models are preliminary in nature and are subject to further refinement as data is collected through further drilling and exploration activities.
Intercepts are calculated as down-hole length (not true width) and assays are uncapped

The roadmap to 700 ktpy


Copper production
ktpy
350–380
15–25
30–50
20–30
5–15
420–500
~65
25–35
70–100
60–80
~700
Brownfield drilling
Exploration & Hu'u
2026
Bacaba/ Sossego
Salobo
Polymetal-lics
Ramp-up Alemão
2030
Ramp-up Alemão
Victor/ Polymetallic
North Hub
South Hub Exp.
2035
2035 w/ upside

Vale day LONDON 2025

Ni 28

Leading Western Nickel Producer

Disciplined delivery towards cash flow-neutral business

VBME ramp-up

- Current operation AISC ~65% lower vs. early 2024
- Further reduction expected with ramp-up completion

Efficiency program

- ~$240 M in savings in the Nickel Business in 2025, comprising lower G&A, costs and capital
- Improvements on controllable cash flow items to persist in the next years

AISC (all-in sustaining costs)

US$ '000 /t


24
18
Cash breakeven[1]
2024
2025
2027

[1] Based on gold prices of $3,500/oz and copper prices of $9,500/t in 2027

Value and optionality over volume

Our goals

- Business operating at optimal capacity
- Increased mill throughput in Sudbury
- Long Harbour refinery at nameplate capacity
- Onça Puma operating with 2 furnaces

Nickel production
kt



~175
175–200
210–250
2025
2026
2030

A strong culture starts with safety



TRIFR[1]
7.3
5.6
3.0
2.3
1.9
1.9
2.0
2019
2020
2021
2022
2023
2024
10M25



N2 events[2]
3
3
10M24
10M25



P events[3]
-77%
10M24
10M25



VALE

[1] Total Injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours. [2] Absences, restrictions, and medical treatments resulting from events with a high potential for harm. [3] Process safety events are incidents that generate an unplanned or uncontrolled release of hazardous material or energy involving equipment or material involving operating assets (P1 and P2), with some degree of severity.

The new Vale Base Metals

Creating a leading critical minerals company

De-risking Copper growth through a new approach
translating into more efficient project development

Improving Copper projects' returns
below average capital intensity and strong IRRs

Delivering cost and capital efficiency on Nickel
with target cash flow neutral by early 2027

Healthy balance sheet, self-funding growth
supported by a Net Debt/EBITDA <1x

Do it safely, life matters most

Sustainability

Grazielle Parenti



Vale day 2025 LONDON

VALE

Sustainability as an enabler of business competitiveness and value creation



Our sustainability strategy is built on three pillars




Society
Sustainability strategy
Responsible operator
Climate & Nature

Social license to ***operate***

Improve *people's lives*

Create *business value*


Vale day 2025 LONDON
Climate & Nature

Delivering on our commitments for climate and nature

Reduce scope 1 and 2 emissions by 33% by 2030[1]
81% achieved[2]

Reduce Scope 3 net emissions by 15% by 2035[3]
88% achieved

US$ 1.7 billion[4]
invested in decarbonization initiatives between 2020–2025[5]

Protect/restore an additional 500,000 ha of forests[6]

219,000 ha achieved[6]

Protecting threatened or endangered species

+ 500 species[7]

[1] 2017 baseline. [2] The reduction is mainly related to lower production compared to 2017, as well as improved operational discipline. The emissions curve is expected to rise with increased production in the coming years but will be offset by technological initiatives to be implemented by 2030. [3] 2018 baseline. [4] Includes total estimates for 2025, which may be adjusted after year-end closing. [5] Scopes 1, 2, and 3 initiatives. Does not include our Forest Goal. [6] Forest Goal to protect and restore 500k ha of forest, considering 400k ha of protected forest and 100k ha of restored forest. To date, 200k ha are being protected and 19k ha of degraded forest has been restored. [7] 500 species protected within Vale's preservation units and not specific protection programs for each species.

Help lift 500,000 people out of extreme poverty

+52,000 people

in the program to date

Monitoring across 5 dimensions[1]: income, health, education, infrastructure and nutrition

Steady progress in all dimensions, with a **significant reduction in deprivation**[2]

Robust public-private network to reinforce public policies

Vale is working with 27 partners

[1] Using the Alkire–Foster Method, a global taxonomy and method used by the UN and the World Bank. Licensed by Wise Responder from Oxford University [2] Deprivation is defined as a lack of essential resources and opportunities needed for basic standard of living and participation in Society and uses the multidimensional approach to identify and measure deprivation recognizing that poverty is about more than just low income.

Responsible operator: *reducing impacts and building trust*

Reducing impacts from our operations

- Largest circularity program in the industry
- Mining of the future: reduced resource use, less waste

Human rights: a non-negotiable principle

- Independent 3rd-party HRDD[1]
- UN Guiding Principles[2] as our reference framework

Active listening with local communities

- 94% of communities with relationship plans[3]
- Local communities with a better perception of Vale than the general public

[1] HRDD means Human Rights Due Diligence. Independent 3rd-party HRDD at all sites and with critical suppliers. [2] UN Guiding Principles on Business and Human Rights. [3] Considers the 169 communities identified as high-priority in Brazil. We strive to have plans for 100% of our high-priority communities by 2026. Worldwide Vale interacts with over 1200 local communities, of which more than 89% are in Brazil.

We exist to improve life and transform the future.

Together.


Conversa
com Café
0800 285 7000
Alô Vale

VALE

Vale day LONDON 2025



Vale day 2025 LONDON

Finance

Marcelo Bacci

VALE

Efficiency program securing structural cost improvement

Fixed spending – Iron Ore Solutions (US$ bn)[1]


6.3
6.0
5.8
0.2
0.1
-0.4
5.7
2023
2024
2025
FX and inflation
New assets and new operating model
Efficiency program
2026

10% fixed spending improvement in nominal terms (2026 vs. 2023)

Cost efficiency culture increasing accountability

Leaner organization

[1] Assuming BRL FX of 5.60 in 2026.

Advancing towards US$ ~20/t C1 cash costs

Vale's C1 cash cost – nominal terms (US$/t)[1, 2]



22.3
21.8
-10%
~21.3
20.0–21.5
2023
2024
2025
2026



~21.3
0.5
0.3
0.3
-1.6
20.0–21.5
2025
FX and inflation
Geological inflation
New assets and new operating model
Efficiency program[3]
2026

[1] Assuming BRL FX of 5.60 for 2026. [2] Iron ore fines C1 cash cost – ex. 3rd-party purchase. [3] Includes US$ 0.2/t increase from the Aliança Energia transaction, impacting energy costs.

Cost discipline driving competitiveness in all businesses

Costs guidance (US$/t)[1]		2025	2026	Main assumptions for 2026
Fe 26	C1	~21.3	20.0 – 21.5	▪ Product portfolio strategy optimization ▪ Efficiency program ▪ Long-term affreightment strategy
	All-in	~55	52 - 56	
Cu 29	All-in	~1,000	1,000 - 1,500	▪ Solid operational performance ▪ Planned maintenance at Sossego ▪ Conservative gold price assumptions[2]
Ni 28	All-in	~13,000	12,000 – 13,500	▪ VBME and Onça Puma 2nd furnace ramp-up ▪ Planned maintenance at Sudbury

[1] Assuming BRL FX of 5.60 for 2026. [2] Assuming gold prices of US$ 3,500/tr. oz. for 2026.

Scaling CAPEX below US$ 6 billion, while growing in core commodities

CAPEX (US$ bn)[1]


~5.5
5.4–5.7
<6
<6
Growth
Sustaining
~1.2
~4.3
~1.1
~4.5
~1.4
~4.5
~2.0
~3.9
Vale Base Metals
Iron Ore Solutions
2025
2026
2027+
Business breakdown

- Accretive growth opportunities
- Growth CAPEX shifting from iron ore to copper

  Copper projects with capital intensity[2] of US$ 14k/t vs. US$ 20k/t industry avg.
- Sustaining CAPEX increase driven by new operating model[3]

[1] Assuming BRL FX of 5.60 for 2026 and 5.65 for 2027+. [2] Copper equivalent basis. [3] New operating model includes different initiatives to sustain production level as tailings/waste stockpile.

Performing on our commitments

Expected cash disbursement schedule (US$ bn)[1,2]

	'25	'26	'27	'28	'29	'30	'31–35	
Samarco	2.5	1.0	0.6	0.4	0.8	0.3	–	▪ Including UK claim provision ▪ Samarco fully funding reparation 2031+
Brumadinho agreements[3]	1.0	0.8	0.5	0.3	0.2	0.2	<0.1	▪ ~80% of Reparation Agreement completed
Decharacterization[4]	0.4	0.5	0.5	0.4	0.3	0.3	0.2	▪ ~63% of dam decharacterization completed by YE25 ▪ Stable cash outlays
Incurred expenses	0.3	0.3	0.3	0.2	0.2	–	–	▪ Declining to zero by 2030
Total	4.2	2.6	1.9	1.3	1.5	0.8	0.2	▪ Disbursements concentrated in 2025–2027 ▪ BRL hedge program offsetting FX risks

Included in expanded net debt *Not included in expanded net debt*

[1] Estimated cash outflow for 2025–2035 period, given BRL–USD exchange rates of 5.3186 and amounts stated in real terms. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. [3] Disbursements related to the Integral Reparation Agreement ending in 2031. [4] Estimated annual average cash flow for Decharacterization in the 2031–2035 period is US$ 186 million per year.

Disciplined approach on capital allocation

Vale day 2025 LONDON

Investments

- New Carajás Program
- Accelerating copper growth
- Optimal CAPEX level below US$ 6 billion

Balance sheet

- Asset light approach
- Value accretive liability management
- Expanded net debt range of US$ 10–20 bn

Shareholder returns

- Healthy shareholder remuneration
- US$ 1 bn extra dividends to be paid in Jan–26
- FCF yield above peers

Vale day LONDON 2025

Closing the value gap

P/NAV (X, 12mma)



Vale
Peers' average[1]
1.1
1.0
0.9
0.8
0.7
0.6
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

Vale discount vs peers (P/NAV, %)



2019–2025 average: 13%
20%
10%
0%
-10%
10%
2015–2018 average: 3%

FCF yield, real terms (%)[2]

Copper / Nickel prices (US$/t)	Iron ore prices (US$/t)		
2026	**95**	**102.5**	**110**
9.5k / 15k	*6%*	*9%*	*12%*
10.5k / 16k	*6%*	*10%*	*13%*
11.5k / 17k	*7%*	*11%*	*14%*

Copper / Nickel prices (US$/t)	Iron ore prices (US$/t)		
2030	**90**	**100**	**110**
10k / 15.0k	*8%*	*13%*	*18%*
11k / 17.5k	*10%*	*15%*	*19%*
12k / 20.0k	*12%*	*16%*	*21%*

Source: Bloomberg.
[1] Peers include BHP, Rio Tinto, Fortescue, Glencore and Anglo American. [2] Considering market cap of November 28th, 2025

Closing the value gap

P/NAV (X, 12mma)



Vale
Peers' average[1]
1.1
1.0
0.9
0.8
0.7
0.6
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Vale discount vs peers (P/NAV, %)



2019–2025 average: 13%
20%
10%
0%
–10%
10%
2015–2018 average: 3%

Closing the gap

- Growth story in core commodities
- Operational stability
- Cost and CAPEX efficiency
- Right ESG credentials
- Superior shareholder returns

Source: Bloomberg.

[1] Peers include BHP, Rio Tinto, Fortescue, Glencore and Anglo American.

VALE

Vale day LONDON 2025


VALE
Closing remarks
Gustavo Pimenta
Vale day
LONDON
2025

Focus on operational excellence
Continue to deliver consistent performance

Accelerating high-return growth, in our asset base
3%-volume CAGR by 2030

Being a trusted partner
Innovating and building a legacy

Leading value creation in the mining industry



Thank you

Vale day LONDON 2025

VALE

VALE


VALE

Q&A

Vale day LONDON 2025

VALE

Vale day LONDON 2025